Mail Stop 0308

							July 13, 2005



Gene Jackson
Principal Executive Officer
Kingdom Ventures, Inc.
1045 Stephanie Way
Minden, NV  89423



	RE:	Kingdom Ventures, Inc.
		Item 4.01 Form 8-K filed June 16, 2005 as amended July
8,
2005
            	File No. 0-32273


Dear Mr. Jackson :

          We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

          Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

1. Please revise to include all of the disclosures required by Items
304(a)(1)(ii), (iv) and (v) of Regulation S-X.

2. Please revise to include a letter from the former accountants stating whether or not they agree with the disclosures in the filing.
The letter should be filed as Exhibit 16 in your amended filing.
See
Item 304(a)(3) of Regulation S-B.





Gene Jackson
Kingdom Ventures, Inc.
July 13, 2005
Page 2



      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosures in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.


	Please note that the initial filing was due within four business days of the dismissal. The amendment requested above should be filed within five business days from the date of this letter or we should be advised by that date when it will be filed. Please file your response to these comments as an EDGAR correspondence file at the same time as you file the Form 8-K/A. Any questions regarding the above should be directed to Robert Burnett at (202) 551-3330, or in his absence, to Robert Benton at (202) 551-3804.

							Sincerely,



							Michael Moran
						            Branch Chief


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